Mail Stop 3628
                                                               January 31, 2019


    Sheli Fitzgerald
    Chief Executive Officer and President
    801 Cherry Street, Suite 3500
    Fort Worth, Texas 76102

            Re:   GMF Leasing LLC
                  ACAR Leasing Ltd.
                  Registration Statement on Form SF-3
                  Filed December 28, 2018
                  File Nos. 333-229068 and 333-229068-01

    Dear Ms. Fitzgerald:

           This is to advise you that we have not reviewed and will not review your registration statement.

            Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3262 with any questions.


                                                               Sincerely,

                                                               /s/ Arthur C.
Sandel

                                                               Arthur C. Sandel
                                                               Special Counsel
                                                               Office of
Structured Finance

    cc:     John P. Keiserman, Esq.
            Katten Muchin Rosenman LLP

            Trey Brown, Esq.
            GM Financial